United States securities and exchange commission logo





                               November 3, 2022

       Heidy Chow
       Chief Financial Officer
       Snail, Inc.
       12049 Jefferson Blvd
       Culver City, CA 90230

                                                        Re: Snail, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed October 26,
2022
                                                            File No. 333-267483

       Dear Heidy Chow:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 Filed October 26, 2022

       Cover Page

   1. Disclose whether your offering is contingent on final approval of your NASDAQ listing on your cover page.
Please ensure the disclosure is consistent with your underwriting agreement.
   2. To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page
to indicate that the offering is not contingent on NASDAQ
                                                        approval of your
listing application and that if the shares are not approved for listing, you may experience
difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity
and the value of shares.
 Heidy Chow
FirstName
Snail, Inc. LastNameHeidy Chow
Comapany 3,
November    NameSnail,
               2022     Inc.
November
Page  2     3, 2022 Page 2
FirstName LastName
Risk Factors, page 13

3. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Byron Rooney